VIA EDGAR

August 15, 2024

U.S. Securities and Exchange Commission Division of Corporation Finance

Office of Manufacturing

100 F Street, NE Washington, D.C., 20549 Attn: Bradley Ecker

Evan Ewing

Re:	New Horizon Aircraft LTD.

Statement on Form S-1, as amended

File No. 333-280086

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EF Hutton LLC, as the representative of the underwriters (the “Representative”), hereby join in the request of New Horizon Aircraft LTD. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-280086) (as amended, the “Registration Statement”), so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on Monday August 19, 2024, or as soon thereafter as practicable. The undersigned, as the Representative, confirms that it is aware of its obligations under the Securities Act.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

EF Hutton LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal